UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(A) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Broadstone Real Estate Access Fund, Inc.

(Exact Name of Registrant as Specified in the Charter)

800 Clinton Square

Rochester, New York 14604

(Address of Principal Business Office)

(585) 287-6500

(Registrant’s Telephone Number, Including Area Code)

Christopher J. Czarnecki

c/o Broadstone Asset Management, LLC

Chief Executive Officer

800 Clinton Square

Rochester, New York 14604

Tel: (585) 287-6500

Fax: (585) 287-6505

(Name and address of agent for service)

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒            No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Rochester, State of New York, on the 13th day of October, 2017.

Signature:

Broadstone Real Estate Access Fund, Inc.

By:	/s/ Christopher J. Czarnecki
Christopher J. Czarnecki Chief Executive Officer and Sole Director

Attest:

By:	/s/ John D. Moragne
John D. Moragne Secretary